Filed by Wachovia Corporation pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended
Subject Company:
Golden West Financial Corporation
Commission File No.: 1-4629
Date: August 17, 2006
     This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).
     The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.
     The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia — Investor Relations” and then under the heading “Financial Reports — SEC Filings”. Copies of the definitive joint proxy statement/prospectus and the SEC filings incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

THE FOLLOWING SUPPLEMENTS THE JOINT PROXY STATEMENT-PROSPECTUS DATED JULY 24, 2006
EXPLANATORY NOTE
     Golden West Financial Corporation previously filed a definitive joint proxy statement-prospectus, dated July 24, 2006, with respect to the special meeting of Golden West shareholders to be held on August 31, 2006. The Golden West special meeting is being held to (1) consider and vote upon the proposal to approve and adopt the plan of merger contained in the Agreement and Plan of Merger, dated as of May 7, 2006, pursuant to which Golden West will merge with and into a wholly-owned subsidiary of Wachovia Corporation, as more fully described in the joint proxy statement-prospectus and (2) transact any other business as may properly come before the Golden West special meeting or any adjournment or postponement thereof. The following supplements the disclosure in the joint proxy statement-prospectus.
SUPPLEMENTAL DISCLOSURE
(1)	The section of the joint proxy statement-prospectus entitled “The Merger — Background of the Merger” is hereby supplemented by adding the following at the end of the second paragraph in that section:

“, including remaining as an independent entity or potentially combining with another financial institution.”

(2)	The section of the joint proxy statement-prospectus entitled “The Merger — Opinion of Golden West’s Financial Advisor” is hereby supplemented as follows:
(A)	In the section entitled “Comparable Transactions Analysis”, the following sentence is hereby inserted immediately following the last sentence of such section:

“Lehman Brothers excluded selected implied values based on certain valuation metrics that, in its opinion, are less applicable to Golden West, based on Golden West’s historical operations relative to those of the other targets used in the comparable transactions analysis.”

(B)	In the section entitled “Comparable Companies Analysis for Golden West”:
(i)	the following is hereby inserted immediately following the first sentence of the third paragraph of such section:
“Companies included in the analysis have a meaningful retail banking and/or mortgage banking component to their overall business, and are of a similar size to that of Golden West.”
(ii)	the following footnote (3) is hereby inserted in the “Tangible Book Value per share” row within the table summarizing the results from the comparable companies analysis for such section:
“As of the date that Lehman Brothers completed its analysis, certain of the companies included in the comparable companies analysis had not publicly disclosed complete financial information as of March 31, 2006 with which to calculate the respective companies’ actual tangible book values. Consequently, Lehman Brothers estimated the tangible book values for these companies as of March 31, 2006, based on data as of December 31, 2005 as applicable.”

(iii)	the following is hereby inserted within the parenthetical in the last sentence of such section:
“, which Lehman Brothers considered representative in its experience of the acquisition premiums paid in comparable acquisitions in the banking industry”
(iv)	the following sentence is hereby inserted immediately following the last sentence of such section:
“Lehman Brothers excluded selected implied values based on certain valuation metrics that, in its opinion, are less applicable to Golden West, based on Golden West’s historical operations relative to those of the other companies used in the comparable company analysis.”
(C)	In the section entitled “Comparable Companies Analysis for Wachovia”,
(i)	the following is hereby inserted immediately following the first sentence of the third paragraph of such section:
“Lehman Brothers included the 11 largest (by total assets) commercial banks in the United States (excluding trust banks) in the analysis.”
(ii)	the following footnote (3) is hereby inserted in the “Tangible Book Value per share” row within the table summarizing the results from the comparable companies analysis for such section:
“As of the date that Lehman Brothers completed its analysis, certain of the companies included in the comparable companies analysis had not publicly disclosed complete financial information as of March 31, 2006 with which to calculate the respective companies’ actual tangible book values. Consequently, Lehman Brothers estimated the tangible book values for these companies as of March 31, 2006, based on data as of December 31, 2005 as applicable.”

(D)	The following is hereby inserted at the end of the penultimate sentence in the first paragraph of the section entitled “Discounted Cash Flow Analysis of Golden West”:

“, and which rates were derived from the estimated cost of Golden West’s equity, calculated using a capital asset pricing model and certain assumptions and Lehman Brothers’ judgment of the risk characteristics of a company such as Golden West. Lehman Brothers’ selection of terminal value multiples of 11.5x to 13.5x 2012 forecasted earnings was based on its judgment as to the range of multiples within which companies with characteristics similar to Golden West typically trade.”

(E)	In the section entitled “Discounted Cash Flow Analysis of Wachovia”, the following is hereby inserted at the end of the last sentence of the first paragraph of such section:

“, and which rates were derived from the estimated cost of Wachovia’s equity, calculated using a capital asset pricing model and certain assumptions and Lehman Brothers’ judgment of the risk characteristics of a company such as Wachovia. Lehman Brothers’ selection of terminal value multiples of 11.5x to 13.5x 2012 forecasted earnings was based on its judgment as to the range of multiples within which companies with characteristics similar to Wachovia typically trade.

Separately, Lehman Brothers relied on long term growth rate estimates for Golden West and Wachovia as provided by I/B/E/S.”
(3)	The section of the joint proxy statement-prospectus entitled “Legal Proceedings Relating to the Merger” is hereby supplemented by adding the following as the last paragraph in that section:

“On August 16, 2006, Golden West entered into a memorandum of settlement with the plaintiffs to settle both the Burnett and Morton Smith Trust actions, which were previously consolidated into one proceeding. As part of the settlement, the defendants deny all allegations of wrongdoing. The settlement will be subject to customary conditions including court approval following notice to members of the proposed settlement class and consummation of the merger. If finally approved by the court, the settlement will resolve all claims that were or could have been brought on behalf of the proposed settlement class in the actions being settled, including all claims relating to the merger, the merger agreement and any disclosure made in connection therewith. The settlement will not affect the amount of merger consideration to be paid in the merger or change any other terms of the merger.”
Forward-Looking Statements
     This document may contain forward-looking statements with respect to the financial condition, results of operations and business of Wachovia and Golden West and, assuming the completion of the proposed merger between the two companies, a combined Wachovia and Golden West. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, among other things, (1) Wachovia and Golden West may be unable to obtain shareholder approval required for the merger; (2) conditions to the closing of the merger may not be satisfied; (3) the merger may involve unexpected costs or unexpected liabilities; (4) the business of Golden West may suffer as a result of uncertainty surrounding the merger; and (5) Golden West may be adversely affected by other economic, business, and/or competitive factors. Other factors are set forth in the joint proxy statement-prospectus under the section entitled “Forward-Looking Statements.” Unless required by law, Golden West undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
     In connection with the proposed merger, a definitive joint proxy statement-prospectus, dated July 24, 2006, and certain other materials have been, and certain other materials may be, filed with U.S. Securities and Exchange Commission. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDEN WEST, WACHOVIA AND THE PROPOSED MERGER. Investors can to obtain a free copy of the joint proxy statement-prospectus as well as other filed documents containing information about Golden West and Wachovia at http://www.sec.gov, the SEC’s free internet site.